EXHIBIT (a)(5)(E)

[CARDINAL HEALTH LOGO]
                                          7000 Cardinal Place
                                          Dublin, OH 43017

                                          www.cardinal.com
NEWS RELEASE

                                                           FOR IMMEDIATE RELEASE


CARDINAL HEALTH CONTACTS:                 Media
                                          David Verbraska
                                          614-757-3690

                                          Investor Relations
                                          Stephen Fischbach
                                          614-757-7067

BORON, LEPORE & ASSOCIATES, INC. CONTACT: Allison Wey
                                          973-709-3004


                       CARDINAL HEALTH BEGINS TENDER OFFER
                      FOR BORON, LEPORE & ASSOCIATES, INC.

DUBLIN, Ohio, May 28, 2002 - Cardinal Health, Inc. (NYSE: CAH), stated today that it has commenced its previously announced cash tender offer to acquire all of the outstanding common shares of Boron, LePore & Associates, Inc. (Nasdaq:
BLPG), d/b/a BLP Group Companies, at a price of $16.00 per share, net to the seller in cash. The tender offer is scheduled to expire at midnight, New York City time, on Monday, June 24, 2002, unless extended.

The BLP Board of Directors approved Cardinal Health's offer, the merger and the merger agreement and unanimously recommends that the BLP stockholders accept the offer and tender their shares.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase. Copies are available by contacting the information agent, MacKenzie Partners, Inc. at (800) 322-2885 (Toll-Free) or at (212) 929-5500 (Collect) or by email at: proxy@mackenziepartners.com.

On May 15, 2002, Cardinal Health announced that it had reached an agreement to acquire BLP, a full-service provider of strategic medical education solutions for the health care industry including pharmaceutical manufacturers, biotech companies and specialty pharmaceutical companies, in a cash tender offer for $16.00 per BLP share. The deal is expected to be completed in Cardinal Health's first quarter of fiscal 2003, ending Sept. 30, 2002, and will be subject to there being at least 7,942,530 BLP shares validly tendered (representing approximately 50.1 percent of BLP's fully diluted shares), regulatory clearance and other customary conditions. Upon the close of the merger, BLP will become a wholly owned subsidiary of Cardinal Health and operate as part of its Pharmaceutical Technologies and Services segment.


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ABOUT BORON, LEPORE & ASSOCIATES, INC.
--------------------------------------

Founded in 1981, Boron, LePore & Associates, Inc., d/b/a BLP Group Companies, (www.blpgroup.com), provides integrated medical education to the health care industry. The company's services include strategic consultation, content development, accredited and non-accredited program development and execution, logistics management and a variety of internet-based solutions related to these services. The company's customers are primarily large pharmaceutical companies seeking to educate physicians and other health care professionals. Core services include accredited and non-accredited symposia, advisory boards, satellite symposia, teleconferences, sales force education meeting support, large-scale videoconferences, advocacy development, patient-based services (such as support groups and community awareness programs), publication planning and web conferencing. Services are integrated along the "pre" and "post" launch periods of the pharmaceutical product life cycle.

ABOUT CARDINAL HEALTH
---------------------

Cardinal Health, Inc., (www.cardinal.com), is the leading provider of products and services supporting the health care industry. Cardinal Health companies develop, manufacture, package and market products for patient care; develop drug-delivery technologies; distribute pharmaceuticals, medical-surgical and laboratory supplies; and offer consulting and other services that improve quality and efficiency in health care. Headquartered in Dublin, Ohio, the company employs more than 49,000 people on five continents and produces annual revenues of more than $40 billion. The Pharmaceutical Technologies and Services segment of Cardinal Health has operations worldwide, employing more than 8,900 people at 31 drug development, manufacturing and packaging centers in 11 countries. Cardinal Health is ranked #23 on the current Fortune 500 list and was named as one of the "The World's Best" companies by Forbes magazine in April 2002.

                           --------------------------

Except for historical information, all other information in this news release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in Cardinal Health's Form 10-K, Form 8-K and Form 10-Q reports and exhibits to these reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the loss of one or more key customer or supplier relationships, changes in the distribution outsourcing patterns for healthcare products and/or services, the costs and other effects of governmental regulation and legal and administrative proceedings, and general economic conditions. Cardinal undertakes no obligation to update or revise any forward-looking statements.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of BLP. Cardinal Health has filed a tender offer statement with the U.S. Securities and Exchange Commission and BLP has filed a solicitation/recommendation statement with respect to the offer. Investors and BLP stockholders are strongly advised to read the tender offer


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statement (including the offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement because they contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/ recommendation statement, are available to all stockholders of BLP at no expense to them. These documents are also available at no charge at the SEC's website at www.sec.gov and by contacting MacKenzie Partners, Inc. at (800) 322-2885 (Toll-Free) or at (212) 929-5500 (Collect) or by email at: proxy@mackenziepartners.com.

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